Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information, contact:

Robert Joseph, 816-654-3450

robert.joseph@parnell.com

Parnell Appoints US-based Independent Directors Phyllis Gardner, M.D., and
David L. Greenwood to its Board of Directors

Australian-based Directors Andrew Want and Peter Molloy Step Down

Overland Park, Kansas, (September 8, 2014) — Parnell Pharmaceuticals Holdings Ltd today announced that it had appointed U.S. based Phyllis Gardner, MD, and David L. Greenwood to its Board of Directors, effective immediately. Dr. Gardner has over 35 years of experience in academia, medicine and the healthcare industry. Mr. Greenwood brings substantial expertise in financing pharmaceutical and biotechnology companies. In conjunction with their appointments, Australian based Directors Andrew Want and Peter Molloy have resigned their Board positions.

“We are pleased and excited to welcome such outstanding new Independent Directors to our Board,” said Dr. Alan Bell, Chairman of Parnell. “Following our successful IPO and NASDAQ listing, the Parnell Board felt it important to identify and appoint high caliber individuals with relevant U.S. facing experience in our industry. Dr. Gardner brings extensive knowledge of the pharmaceuticals industry from a research and business perspective, while David Greenwood is renowned for his industry leadership, particularly as the former CEO of Geron. Importantly, both Phyllis and David share the genuine passion for the Company and its goals common to everyone at Parnell.”

In conjunction with the appointment of two U.S. Independent Directors the two serving Australian-based Independent Directors, Andrew Want and Peter Molloy, have resigned their positions as Directors effective immediately. Dr. Alan Bell added, “We would like to express our immense gratitude to retiring Directors Andrew Want and Peter Molloy, who contributed much to our recent progress.”

Phyllis Gardner MD is a prominent researcher in cell biology, pharmacology and gene therapy responsible for more than 75 peer-reviewed publications and numerous patents. Dr Gardner is a member of the Board of Directors of NASDAQ-listed Revance Therapeutics and Corium International, and was Adjunct Partner (1999-2008); Partner (2009-2014), of Essex Woodlands Health Ventures where she oversaw many successful investments in emerging growth life-sciences companies. In addition to her acumen and experience in supporting the growth of life-sciences companies, Dr Gardner has been recognized for her achievements in both academia and scientific research as the recipient of multiple national awards and honors. Dr Gardner is a tenured Professor of Medicine and a former Senior Associate Dean for Education and Student Affairs at Stanford University School of Medicine, Stanford CA. Dr Gardner is a member of the Harvard Medical School Board of Fellows and the Academic Advisory Council of Education for Harvard Medical School.

Dr Gardner will serve as Chair of the Compensation Committee and as a Member of the Audit Committee and Nominating Committee.

David L. Greenwood is Executive Chairman of Corium International, a Menlo Park, California company.  He is the former President, Chief Executive Officer, Chief Financial Officer and Director of Geron Corporation. Mr. Greenwood has served as Chairman of TA Therapeutics, Ltd., a Hong Kong company, as Chairman and a Director of ViaGen, Inc. an Austin, Texas company and a Director of Clone International, a Melbourne, Australia company. From 1979 until 1995, Mr. Greenwood held various positions with J.P. Morgan & Co. Incorporated, an international banking firm. Mr. Greenwood holds a B.A. from Pacific Lutheran University and a M.B.A. from Harvard Business School.

Mr. Greenwood will serve as Chair of the Audit Committee and as a Member of the Compensation Committee and Nominating Committee.

About Parnell

Parnell (NASDAQ: PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms - iKAM and mySYNCH. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving customers’ operational efficiency and profitability. Parnell believes its value-added solutions help establish them as a business partner with customers rather than only as a commodity provider, differentiating them from competitors.

For more information on the Company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “develops,” “believes,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell’s research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell’s Form F-1 Registration Statement effective June 18, 2014. In light of these assumptions, risks, and uncertainties, the results and events discussed in the forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

###